Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (“Pan American”)

Suite 1500 – 625 Howe Street

Vancouver, BC V6C 2T6

ITEM 2.	DATE OF MATERIAL CHANGE

November 14, 2018

ITEM 3.	NEWS RELEASE

Pan American disseminated a joint news release with Tahoe Resources Inc. (“Tahoe”) in respect of the material change on November 14, 2018 via Canada Newswire. The joint news release was filed on SEDAR on November 14, 2018.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

Pan American and Tahoe announced that they have entered into a definitive agreement for Pan American to acquire all of the issued and outstanding shares of Tahoe pursuant to a plan of arrangement (the “Transaction”).

ITEM 5.	FULL DESCRIPTION OF THE MATERIAL CHANGE

Pan American and Tahoe announced that they have entered into a definitive agreement for the Transaction. Shareholders of Tahoe will be entitled to elect to receive common shares of Pan American and/or cash in exchange for their shares of Tahoe. Additional consideration will be in the form of the right to a contingent payment in common shares of Pan American tied to the restart of the Escobal mine in Guatemala.

Transaction Terms

Pursuant to the Transaction, Tahoe shareholders may elect to receive US$3.40 in cash or 0.2403 Pan American shares for each Tahoe share, subject in each case to pro-ration based on a maximum cash consideration of US$275 million and a maximum number of Pan American shares issued of 56.0 million, totaling US$1,067 million (the “Base Purchase Price”). The Base Purchase Price represents a premium of 34.9% to Tahoe’s volume weighted average price (“VWAP”) for the 20-day period ending on November 13, 2018.

In addition, Tahoe shareholders will receive contingent consideration in the form of contingent value rights (“CVRs”), that will be exchanged for 0.0497 Pan American shares for each Tahoe share, at the time of the news release valued at US$221 million, and payable upon first commercial shipment of concentrate following restart of operations at the Escobal mine (the “Contingent Purchase Price”). The CVRs will be transferable and have a term of 10 years. The total consideration, including the Base Purchase Price and the Contingent Purchase Price, is US$4.10 per share representing a premium of 62.8% to Tahoe’s VWAP for the 20-day period ending on November 13, 2018.

At closing, existing Pan American and Tahoe shareholders will own approximately 73% and 27% of Pan American, respectively. Upon satisfaction of the payment conditions under the terms of the CVR, Pan American and Tahoe shareholders will own approximately 68% and 32%, respectively, of the combined company (based upon the number of Pan American shares outstanding following completion of the Transaction).

Each of Tahoe’s directors and senior officers, who together hold or exercise control or direction over approximately 5.3 million common shares of Tahoe, representing approximately 1.7% of Tahoe’s issued and outstanding common shares, have entered into support agreements with Pan American, agreeing to vote their Tahoe shares in favour of the Transaction.

Each of the directors and senior officers of Pan American, holding approximately 3.3 million of Pan American’s common shares, representing approximately 2.2% of Pan American’s issued and outstanding common shares have entered into agreements with Tahoe, agreeing to vote their Pan American shares in favour of the Transaction.

Pan American has sufficient cash on hand and available under existing credit arrangements to finance the cash portion of the consideration for the Transaction.

Board of Directors’ Recommendations

The Board of Directors of Pan American has unanimously approved the Transaction. The Board of Directors of Tahoe, on the unanimous recommendation of a Committee of Independent Directors of Tahoe, has unanimously approved the Transaction. The Board of Directors of each of Pan American and Tahoe unanimously recommend that Pan American and Tahoe shareholders vote in favor of the Transaction.

BMO Capital Markets and Trinity Advisors Corporation have each provided a fairness opinion to the Independent Committee of the Board of Directors of Tahoe. CIBC World Markets Inc. and TD Securities have each provided a fairness opinion to Pan American’s Board of Directors.

Transaction Conditions and Timing

The Transaction will be implemented by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) and will require the approval of: (i) 66 2/3% of the votes cast by the holders of Tahoe’s common shares present in person or represented by proxy, and (ii) a simple majority of the votes cast by the holders of Tahoe’s common shares after excluding any votes of “related parties” and “interested parties” and other persons required to be excluded under Canadian Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions, all at a special meeting to consider the Transaction.

The completion of the Transaction will also require approval of a simple majority of Pan American shareholders present in person or represented by proxy at a special meeting of Pan American shareholders in respect of the share issuance in connection with the Transaction and approval from 66 2/3% of Pan American’s shareholders present in person or represented by proxy at a special meeting of Pan American shareholders to an increase in Pan American’s authorized share capital.

The completion of the Transaction will also be subject to regulatory approvals and closing conditions customary in transactions of this nature. The Arrangement Agreement provides for customary deal-protection provisions, including mutual non-solicitation covenants and rights to match superior proposals. The Arrangement Agreement includes a reciprocal termination fee of US$38 million, payable by Tahoe to Pan American, or Pan American to Tahoe, as the case may be, under certain circumstances.

It is anticipated that the special shareholder meetings of Tahoe and Pan American shareholders to consider the Transaction will be held in January 2019. The Transaction is expected to close in the first quarter of 2019.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

For further information, please contact:

Name:	Delaney Fisher
Office:	VP Legal Affairs and Corporate Secretary
Telephone:	(604) 684-1175

ITEM 9.	DATE OF REPORT

November 26, 2018